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                                                /------------------------------/
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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*
    Lindholm                         Randy                           D.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                             46107 Landing Parkway
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                                   (Street)

    Fremont                           CA                              94538
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        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol   VidaMed, Inc. (VIDA)
                                             -----------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
                --------------
4.  Statement for Month/Year    December 2001
                             ---------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
       X Director     X Officer             ___ 10% Owner    ___ Other
      ---            ---(give title below)                       (specify below)
    President, Chief Executive Officer & Chairman of the Board
    ----------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
      X Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            12/10/01    M              41,554        A        $0.00                             D
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Common Stock            12/10/01    S              41,554        D        $7.79                             D
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Commom Stock            12/11/01    M              84,198        A        $3.563                            D
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Common Stock            12/11/01    S              84,198        D        $7.770119                         D
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Common Stock            12/11/01    M              86,635        A        $3,563                            D
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Common Stock            12/11/01    S              86,635        D        $7.760173      28,827             D
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

Reminder: Report on a Separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one reporting person, see Instruction
4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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FORM 4 (continued)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                $0.00              12/10/00             M                                      41,554
  (right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                $3.563             12/11/01             M                                      84,198
  (right to buy)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                $3.563             12/11/01             M                                      86,635
  (right to buy)
-----------------------------------------------------------------------------------------------------------------------------
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-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Nature
                                 cisable and       Underlying Securities        of          of Deriv-        ship          of In-
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          direct
                                 Date                                           ative       Secur-           of De-        Bene-
                                 (Month/Day/                                    Secur-      ities            rivative      Ficial
                                 Year)                                          ity         Bene-            Security:     Owner-
                                                                                (Instr.     ficially         Direct        ship
                               --------------------------------------------     5)          Owned            (D) or        (Instr.
                               Date     Expira-              Amount or                      at End           Indirect      4)
                               Exer-    tion         Title   Number of                      of               (I)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                               7/10/00   1/10/10    Common      41,554         $7.79        0                 D
                               (1)                   Stock
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                               (2)       7/9/08     Common      84,198         $7.770119    28,066            D
                                                     Stock
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                               (2)       7/9/08     Common      86,635         $7.760173    1,101             D
                                                     Stock
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

Explanation of Responses:
(1) Option granted as merit in lieu of pay increase, these option became fully exercisable on July 10, 2000
(2) 25% of the option becomes exercisable within one year of the grant date, July 1, 1998, and 1/48/th/ per month thereafter until fully exercised


                             /s/ Randy D. Lindholm                12/18/01
                             -------------------------------  -----------------
                             **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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